1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 17, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

Implementation of the 2007 Interim Dividend
and Special Dividend Distributions Announcement

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Important Notice

1.	Interim dividend and Special dividend

The cash dividend per Share before tax is RMB0.150;

The cash dividend per Share after tax is RMB0.135;

2.	The registration date:	23 October 2007

3.	Ex-dividend date:	24 October 2007

4.	Cash dividend payment date:	31 October 2007

The 2007 Interim Dividend and Special Dividend Distribution Plans of the Company have been considered and passed at the special general meeting ( the "SGM") held on 12 October 2007. The announcement in respect of the resolutions passed at the SGM was published on 15 October 2007 in China Securities Journal, Shanghai Securities News, and the website of Shanghai Stock Exchange www.sse.com.cn. Details of the implementation are as follows:

I.	Dividend distribution plan

As approved at the SGM, interim cash dividend and special dividend totalling RMB0.150 per Share (tax inclusive) will be distributed to all shareholders of the Company on the basis of 12,886,607,892 issued shares of the Company as at 30 June 2007. In respect of the dividends for the foreign shares and their payments, please refer to the announcement of resolutions passed at the SGM of the Company dated 12 October 2007.

II.	Registration date, ex-dividend date, and cash dividend payment date

1.	Registration date:	23 October 2007

2.	Ex-dividend date:	24 October 2007

3.	Cash dividend payment date:	31 October 2007

III.	Persons entitled to distribution

All holders of A Shares who are registered in the register of members of the Company maintained by China Securities Registration and Clearing Corporation Limited, Shanghai Branch, after the close of trading of the Shanghai Stock Exchange ("Shanghai Stock Exchange") as at 23 October 2007.

IV.	Method of dividend distribution

1.

Dividends for holders of A Shares which are not subject to trading moratorium will be paid by the Company after deducting individual income tax according to the circular Cai Shui [2005] No.102 which provides that "For the time being, individual investors are permitted to deduct 50% of stock dividends they receive from listed companies from their taxable personal income subject to IIT.". As such, the actual amount of distributed interim cash dividend and special dividend totals RMB0.135 per Share. As for the institutional investors holding A Shares which are not subject to trading moratorium, the Company will not deduct any income tax therefrom. As such, the actual amount of distributed interim cash dividend and special dividend totals RMB0.150 per Share.

2.

Dividend for the holders of A Shares which are not subject to trading moratorium will be entrusted to China Securities Registration and Clearing Corporation Limited, Shanghai Branch to distribute through its cash settlement system to the holders of A Shares who are registered in the register of members of the Company at the registration date and have completed the designated transactions with the members of the Shanghai Stock Exchange. Investors who have completed all the designated transactions are entitled to receive the cash dividend from the designated securities sales department on the cash dividend payment date. The dividend for the holders of A Shares who have not completed the designated transactions will be kept by China Securities Registration and Clearing Corporation Limited, Shanghai Branch, temporarily, pending for distribution after completion of the designated transactions.

3.	Cash dividend for the holders of A Shares subject to trading moratorium will be paid directly by the Company.

V.	Contact methods for enquiries

Address:	Office of Secretary to the Board
Telephone:	(010)8229 8150
Fax:	(010)8229 8158

VI.	Documents available for inspection

1.	Announcement of Results of 2007 SGM

2.	2007 interim report of the Company

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of
Aluminum Corporation of China Limited

16 October 2007

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary